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                         Control Delivery Systems, Inc.
                               313 Pleasant Street
                         Watertown, Massachusetts 02472


                                 March 10, 2003

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      Control Delivery Systems, Inc.
         Registration Statement on Form S-1 (333-51954)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Control Delivery Systems, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-51954), together with all amendments and exhibits thereto (the "Registration Statement"). The Registrant is requesting such withdrawal because of unfavorable market conditions. No shares of the Registrant's common stock have been issued or sold under the Registration Statement. The Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Securities Act.

         If you have any questions with respect to this letter, please call the undersigned at (617) 926-5000.

                                            Very truly yours,

                                            CONTROL DELIVERY SYSTEMS, INC.




                                            By: /s/ Paul Ashton
                                                -----------------------------
                                            Name: Paul Ashton
                                            Title:  President and CEO